Exhibit 99.1

Carbon Revolution Public Limited Company

Condensed Consolidated Statement of Financial Position

(Unaudited)

	US $’000[1]		AU $’000
	31 Dec 2024	30 June 2024	31 Dec 2024	30 June 2024
Current assets
Cash and cash equivalents	2,108	2,594	3,012	3,705
Restricted trust funds	1,798	472	2,568	674
Receivables	5,398	5,976	7,713	8,538
Contract assets	12,855	9,766	18,364	13,952
Inventories	22,410	20,185	32,014	28,836
Other current assets	489	1,535	699	2,193
Total current assets	45,058	40,528	64,370	57,898
Non-current assets
Restricted trust funds	3,019	4,901	4,313	7,001
Total non-current assets	3,019	4,901	4,313	7,001
Total assets	48,077	45,429	68,683	64,899

Current liabilities
Payables	43,488	31,671	62,128	45,247
Borrowings	9,193	9,810	13,131	14,013
Lease liability	517	494	738	705
Contract liabilities	4,360	771	6,229	1,102
Deferred income	2,074	1,480	2,963	2,114
Provisions	2,733	3,051	3,904	4,359
Total current liabilities	62,365	47,277	89,093	67,540
Non-current liabilities
Borrowings	137,671	98,597	196,673	140,853
Payables	846	10,635	1,209	15,193
Derivative liability	897	372	1,282	531
Lease liability	4,820	4,943	6,886	7,061
Contract liabilities	-	3,169	-	4,527
Deferred income	9,782	9,326	13,974	13,323
Provisions	2,202	1,984	3,145	2,834
Total non-current liabilities	156,218	129,026	223,169	184,322
Total liabilities	218,583	176,303	312,262	251,862
Net (liabilities) / assets	(170,506)	(130,874)	(243,579)	(186,963)

(Deficiency in equity) / equity
Contributed equity	-	-	-	-
Warrants	9,014	5,253	12,877	7,504
Reserves	1,926	1,392	2,752	1,989
Accumulated losses	(181,446)	(137,519)	(259,208)	(196,456)
Total (deficiency in equity) / equity	(170,506)	(130,874)	(243,579)	(186,963)

1All USD figures converted from AUD to USD at 0.7 for convenience.

1

Carbon Revolution Public Limited Company

Condensed Consolidated Statement of Profit or Loss and

Other Comprehensive Income

(Unaudited)

	US $’000[2]		AU $’000
	Six Months Ended December 31,		Six Months Ended December 31,
	2024	2023[3]	2024	2023[3]
Sale of wheels	26,912	23,881	38,446	34,116
Engineering services	941	1,038	1,344	1,483
Sale of tooling	4,192	931	5,988	1,330
Revenue	32,045	25,850	45,778	36,929
Cost of goods sold	(31,273)	(37,032)	(44,676)	(52,903)
Impairment expense	(3,172)	-	(4,532)	-
Gross margin	(2,400)	(11,182)	(3,430)	(15,974)

Other income	907	4,293	1,296	6,133
Finance income	39	-	56	-
Operational expenses	(3,370)	(1,884)	(4,814)	(2,692)
Research and development	(4,585)	(5,253)	(6,550)	(7,504)
Administrative expenses	(7,512)	(5,783)	(10,732)	(8,261)
Marketing expenses	(514)	(456)	(734)	(653)
Capital raising transaction costs	(1,525)	(21,043)	(2,179)	(30,061)
Finance costs	(24,025)	(12,568)	(34,321)	(17,954)

Loss before income tax expense	(42,985)	(53,876)	(61,408)	(76,966)
Income tax expense	-	-	-	-
Loss for the period after income tax	(42,985)	(53,876)	(61,408)	(76,966)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences - foreign operations	695	509	993	727
Other comprehensive income	695	509	993	727

Total comprehensive loss for the period, net of tax	(42,290)	(53,367)	(60,415)	(76,239)

2 All USD figures converted from AUD to USD at 0.7 for convenience.

3 Restated

2